Exhibit 99.1

Mindray Announces 2011 Fourth Quarter and Full Year Results

SHENZHEN, China, Feb. 27, 2012 /PRNewswire via COMTEX/ — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the fourth quarter and full year ended December 31, 2011.

Highlights for Fourth Quarter and Full Year 2011

•	Fourth quarter net revenue increased 25.2% year-over-year to $264.1 million and full year 2011 net revenue rose 25.1% to $880.7 million.

•	Robust regular sales drove China revenues to grow 30.9% year-over-year in the fourth quarter and 27.6% for full year 2011.

•	International sales jumped 20.9% year-over-year in the fourth quarter and 23.3% for full year 2011. Emerging markets were again the key growth drivers.

•	Fourth quarter 2011 non-GAAP net income increased 14.2% to $51.8 million. Excluding the tax benefits, full year 2011 non-GAAP net income increased 10.1% to $178.8 million.

•	In the fourth quarter of 2011, accounts receivable days and inventory days improved to 66 days and 78 days respectively, compared to 71 days and 100 days in the previous quarter.

•	Net operating cash inflow strengthened significantly to $96.4 million in the fourth quarter, mainly as a result of improved working capital management.

•	Declared 2011 dividend of $0.40 per share.

•	Exceeded 2011 product development goals by launching 13 new products in markets around the world.

•	Announced a total of four acquisitions in 2011 to further enhance the company’s technology and product offerings.

“2011 marks another year of significant achievements in Mindray’s history. We strengthened our sales and distribution in domestic and emerging markets, and increased our direct sales effort in developed markets. We also enhanced our system to gain deeper market insights and accelerated our product upgrades and portfolio expansion,” commented Mr.Xu Hang, Mindray’s Chairman and Co-Chief Executive Officer. “While China and the emerging markets were the key growth drivers for the company, we also delivered solid results in the developed markets. Our performance in the US, which reached high-teens growth for the year, was particularly strong. This gave us even more confidence in our ability to continue expanding our global presence in the future.”

SUMMARY – Fourth Quarter and Year Ended December 31, 2011

	Three Months Ended December 31			Year Ended December 31
(in $ millions, except per-share data)	2011	2010	% chg	2011	2010	% chg
Net Revenues	264.1	211.0	25.2%	880.7	704.3	25.1%
Revenues generated in China	117.6	89.8	30.9%	374.3	293.4	27.6%
Revenues generated outside China	146.5	121.1	20.9%	506.4	410.9	23.3%
Gross Profit	143.1	115.3	24.1%	486.4	401.0	21.3%
Non-GAAP Gross Profit	144.5	116.5	24.0%	491.9	406.3	21.1%
Operating Income	47.9	37.4	28.1%	167.0	155.6	7.4%
Non-GAAP Operating Income	53.0	41.8	26.9%	186.9	171.3	9.1%
EBITDA	57.6	53.3	8.1%	203.7	192.1	6.1%
Net Income	46.8	41.0	14.0%	166.6	155.5	7.2%
Non-GAAP Net Income	51.8	45.4	14.2%	186.3	170.9	9.0%
Non-GAAP Net Income (ex tax benefit -Note)	51.8	45.4	14.2%	178.8	162.3	10.1%
Diluted EPS	0.40	0.35	13.6%	1.41	1.32	6.4%
Non-GAAP Diluted EPS	0.44	0.38	13.8%	1.57	1.45	8.2%

Note: The amount excludes the tax benefits related to the key software enterprise status ($8.6 million and $7.6 million recognized in the first quarter of 2010 and 2011 respectively).

Fourth Quarter 2011 Results

Revenues

Mindray reported net revenues of $264.1 million for the fourth quarter of 2011, a 25.2% increase from $211.0 million in the fourth quarter of 2010.

•	Net revenues generated in China increased 30.9% to $117.6 million from $89.8 million in the fourth quarter of 2010.

•	Net revenues generated in the international markets increased 20.9% to $146.5 million from $121.1 million in the fourth quarter of 2010.

Performance by Segment

Patient Monitoring and Life Support Products: Revenues in this segment increased 20.5% to $119.5 million from $99.1 million in the fourth quarter of 2010, contributing 45.3% to the total net segment revenues in this quarter.

In-Vitro Diagnostic Products: Revenues in this segment increased 25.2% to $63.9 million from $51.1 million in the fourth quarter of 2010, contributing 24.2% to the total net segment revenues in this quarter. Reagents sales represented 32.1% of this segment’s revenues.

Medical Imaging Systems: Revenues in this segment increased 28.5% to $65.1 million from $50.6 million in the fourth quarter of 2010, contributing 24.6% to the total net segment revenues in this quarter.

Others: The other revenues, primarily comprising service revenue from extended warranty and sales of accessories, increased 54.4% to $15.7 million from $10.2 million in the fourth quarter of 2010, contributing 5.9% to the total net segment revenues in this quarter.

Gross Margins

Fourth quarter 2011 gross profit was $143.1 million, a 24.1% increase from $115.3 million in the fourth quarter of 2010. Non-GAAP gross profit was $144.5 million, a 24.0% increase from $116.5 million in the fourth quarter of 2010. The gross margin was 54.2%, compared to 54.7% in the fourth quarter of 2010 and 54.9% in the third quarter of 2011. Non-GAAP gross margin was 54.7%, compared to 55.2% in the fourth quarter of 2010 and 55.5% in the third quarter of 2011.

Operating Expenses

Selling expenses for the fourth quarter of 2011 were $51.9 million, or 19.7% of the total net revenues, compared to 19.9% in the fourth quarter of 2010 and 18.8% in the third quarter of 2011. Non-GAAP selling expenses were $50.2 million, or 19.0% of the total net revenues, compared to 19.2% in the fourth quarter of 2010 and 18.0% in the third quarter of 2011.

General and administrative expenses for the fourth quarter of 2011 were $17.7 million, or 6.7% of the total net revenues, compared to 9.1% in the fourth quarter of 2010 and 9.5% in the third quarter of 2011. Non-GAAP general and administrative expenses were $16.7 million, or 6.3% of the total net revenues, compared to 8.5% in the fourth quarter of 2010 and 8.9% in the third quarter of 2011.

Research and development expenses for the fourth quarter of 2011 were $25.6 million, or 9.7% of the total net revenues, compared to 7.9% in the fourth quarter of 2010 and 8.9% in the third quarter of 2011. Non-GAAP research and development expenses were $24.5 million, or 9.3% of the total net revenues, compared to 7.7% in the fourth quarter of 2010 and 8.4% in the third quarter of 2011.

Total share-based compensation expenses for the fourth quarter of 2011, which were allocated to cost of goods sold and related operating expenses, were $3.2 million, compared to $1.7 million in the fourth quarter of 2010 and $3.1 million in the third quarter of 2011.

Operating income in the fourth quarter was $47.9 million, a 28.1% increase from $37.4 million in the fourth quarter of 2010. Non-GAAP operating income was $53.0 million, a 26.9% increase from $41.8 million in the fourth quarter of 2010. Operating margin was 18.1% compared to 17.7% in the fourth quarter of 2010 and 17.7% in the third quarter of 2011. Non-GAAP operating margin was 20.1%, compared to 19.8% in the fourth quarter of 2010 and 20.1% in the third quarter of 2011.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Fourth quarter 2011 EBITDA increased 8.1% year-over-year to $57.6 million from $53.3 million in the fourth quarter of 2010.

Net Income

Fourth quarter 2011 net income was $46.8 million compared to $41.0 million in the fourth quarter of 2010. Non-GAAP net income increased 14.2% to $51.8 million from $45.4 million in the fourth quarter of 2010. Net margin was 17.7%, compared to 19.5% in the fourth quarter of 2010 and 17.1% in the third quarter of 2011. Non-GAAP net margin was 19.6%, compared to 21.5% in the fourth quarter of 2010 and 19.4% in the third quarter of 2011. Fourth quarter 2011 income tax expense was $8.2 million, representing an effective tax rate of 14.9%, compared to a 15.5% effective tax rate in the fourth quarter of 2010.

Fourth quarter 2011 basic and diluted earnings per share were $0.41 and $0.40, respectively, compared to $0.36 and $0.35 in the fourth quarter of 2010. Fourth quarter 2011 basic and diluted non-GAAP earnings per share were $0.45 and $0.44, respectively, compared to $0.40 and $0.38 in the fourth quarter of 2010. Shares used in the computation of diluted earnings per share for the fourth quarter of 2011 were 118.4 million.

Other Selected Data

Accounts receivable days were 66 days in the fourth quarter of 2011 compared to 71 days in the third quarter of 2011. Inventory days were 78 days in the fourth quarter compared to 100 days in the third quarter. Accounts payable days were 44 days in the fourth quarter compared to 58 days in the third quarter. Mindray calculates the above working capital days using the average of beginning and ending balances of the quarter.

As of December 31, 2011, the company had total $603.5 million in cash and cash equivalents, and short-term investments as compared to $532.2 million as of September 30, 2011. Net cash generated from operating activities and net cash outflow for capital expenditures for the quarter were $96.4 million and $26.2 million, respectively.

As of December 31, 2011 the company had approximately 6,800 employees, up from 6,391 employees as of December 31, 2010.

Full Year 2011 Results

Mindray reported net revenues of $880.7 million for the full year 2011, a 25.1% increase from $704.3 million for the full year 2010.

•	Net revenues generated in China for the full year 2011 increased 27.6% to $374.3 million from $293.4 million in 2010.

•	Net revenues generated in international markets for the full year 2011 increased 23.3% to $506.4 million from $410.9 million in 2010.

Full year 2011 EBITDA increased 6.1% to $203.7 million from $192.1 million in 2010.

Full year 2011 net income was $166.6 million compared to $155.5 million in 2010. Non-GAAP net income increased 9.0% year-over-year to $186.3 million from $170.9 million in 2010. Net margin was 18.9%, compared to 22.1% in 2010. Non-GAAP net margin was 21.2%, compared to 24.3% in 2010. Full year 2011 income tax expense was $22.6 million, representing an effective tax rate of 11.9%, compared to 10.2% in 2010.

Diluted earnings per share increased 6.4% year-over-year to $1.41 from $1.32 in 2010. Non-GAAP diluted earnings per share increased 8.2% to $1.57 from $1.45 in 2010.

Dividend Declaration

Mindray’s board of directors has declared a cash dividend on its ordinary shares of $0.40 per share, based on the company’s net income for the full year 2011. The cash dividend will be payable on or around April 10, 2012, to shareholders of record as of March 9, 2012. The company has approximately 116 million outstanding ordinary shares as of January 31, 2012.

Business Outlook for Full Year 2012

The company expects its full year 2012 net revenues to grow at least 18% over its full year 2011 net revenues. The company also expects its full year 2012 non-GAAP net income to grow at least 13% over its non-GAAP net income for full year 2011. This guidance excludes the tax benefits related to the key software enterprise status ($7.6 million recognized in the first quarter of 2011 for the calendar year 2010 and the potential tax benefit that we may receive in 2012 for the calendar year 2011) and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.

The company expects its capital expenditure for 2012 to be around $90 million.

The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.

“Looking ahead, we are optimistic about the overall market environment in our key markets,” commented Li Xiting, Mindray’s President and Co-Chief Executive Officer. “We believe China will continue to be the bright spot due to our strong competitive position and favorable private and government spending trends in the healthcare industry. In emerging markets, we will continue to grasp private and public opportunities, although we foresee headwinds in regions that are politically unstable. For developed markets, we are happy with our steady market share gain in the US, while we expect some pressure on our sales in Western Europe as a result of economic uncertainty. We will, however, strive to achieve yet another year of operational excellence and remain confident about our company’s long-term position in the global market.”

Conference Call Information

Mindray’s management will hold an earnings conference call at 8:00 AM on February 28, 2012 U.S. Eastern Time (9:00 PM on February 28, 2012 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International Toll Free:

United States: +1-866-519-4004

Hong Kong: 800-930-346

China Domestic Landline: 800-819-0121

China Domestic Mobile: 400-620-8038

International Toll:

United States: +1-718-354-1231

Hong Kong: +852-2475-0994

Passcode for all regions: Mindray

A replay of the conference call may be accessed by phone at the following numbers until March 13, 2012.

U.S. Toll Free: +1-866-214-5335

International: +1-718-354-1232

Passcode: 50040452

Additionally, a live and archived webcast of this conference call will be available on the Investor

Relations section of Mindray’s website at http://ir.mindray.com.

Use of Non-GAAP Financial Measures

Mindray provides gross profit, R&D expenses, selling expenses, general and administrative expenses, operating income, net income and earnings per share on a non-GAAP basis, as well as EBITDA to enable investors to better assess the company’s operating performance.

The company has reported for the fourth quarter and full year of 2011 and provided guidance for full year 2012 earnings on a non-GAAP basis. Each of the terms as used by the company is defined as follows:

•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•

Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, realignment cost – post acquisition, legal fees and amortization of acquired intangible assets.

•	Non-GAAP selling expenses represent selling expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•

Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation, realignment cost – post acquisition and legal fees.

•	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

•

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, realignment cost – post acquisition, legal fees, amortization of acquired intangible assets and deferred tax impact related to acquired intangible assets.

•

Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.

•	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income, interest expenses, provision of income taxes, depreciation and amortization.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three months and years ended December 31, 2010 and 2011, respectively, in the attached financial information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including, without limitation, statements about Mindray’s anticipated net revenues, non-GAAP net income and capital expenditure for 2012, the tax benefit that we may receive in 2012 for the calendar year 2011, our assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, our ability to continue expanding our global presence in the future, our optimism about the overall market environment in our key markets, our belief that China will continue to be the bright spot due to our strong competitive position and favorable private and government spending trends in the healthcare industry, our anticipation to continue to grasp private and public opportunities in emerging markets although we foresee headwinds in regions that are politically unstable, our steady market share gain in the U.S., our anticipation of some pressure on our sales in Western Europe as a result of economic uncertainty, that we will strive to achieve another year of operational excellence and remain confident about our company’s long-term position in the global market, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, without limitation, the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 4 of our annual report on Form 20-F which was filed on April 8, 2011. Our results of operations for the fourth quarter of 2011 and the full year ended December 31, 2011 are not necessarily indicative of our operating results for any future periods. The company has not completed its audit of 2011 financial statements and the selected unaudited financial results for the fourth quarter and full year ended December 31, 2011 announced today are subject to adjustment. The anticipated results for the fourth quarter and full year ended December 31, 2011 remain subject to the finalization of the company’s year-end closing, reporting and audit processes, particularly as related to accrued expenses, income taxes, share-based compensation expenses, and expenses and/or amortization of intangible assets. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

Exhibit 1

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	As of December 31, 2010	As of December 31, 2011
	US$ (Note 1)	US$ (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	137,502	124,311
Short-term investments	296,003	479,173
Accounts receivable, net	143,318	200,437
Inventories	79,185	94,690
Value added tax receivables	18,562	10,833
Other receivables	9,953	16,590
Prepayments and deposits	7,596	9,792
Deferred tax assets	2,481	3,483

Total current assets	694,600	939,309

Other assets	4,552	7,330
Advances for purchase of plant and equipment	15,775	6,239
Property, plant and equipment, net	207,636	237,952
Land use rights, net	46,079	55,272
Intangible assets, net	66,247	84,029
Goodwill	115,672	128,840

Total assets	1,150,561	1,458,971

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	—	50,475
Notes payable	5,773	7,013
Accounts payable	44,322	48,501
Advances from customers	13,209	20,700
Salaries payable	26,770	38,784
Other payables	66,615	67,499
Income taxes payable	13,582	16,847
Other taxes payable	4,286	7,412

Total current liabilities	174,557	257,231

Long-term bank loan	—	35,025
Other long-term payables	1,133	2,355
Deferred tax liabilities, net	8,268	12,925

	9,401	50,305

Shareholders’ equity:
Ordinary shares	15	15
Additional paid-in capital	466,613	486,314
Retained earnings	434,143	566,184
Accumulated other comprehensive income	65,830	100,139
Treasury stock	—	(10,160)

Total shareholders’ equity	966,601	1,142,492

Non-controlling interest	2	8,943

Total equity	966,603	1,151,435

Total liabilities and shareholders’ equity	1,150,561	1,458,971

(1)	Financial information is extracted from the audited financial statements included in the Company’s fiscal year 2010 20F.

Exhibit 2

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except for share and per share data)

	Three months ended December 31,		Year ended December 31,
	2010	2011	2010	2011
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(Note 1)	(unaudited)
Net revenues
-PRC	89,829	117,630	293,435	374,312
- International	121,146	146,500	410,874	506,431

Net revenues	210,975	264,130	704,309	880,743
Cost of revenues	(95,674)	(121,035)	(303,334)	(394,302)

Gross profit	115,301	143,095	400,975	486,441

Selling expenses	(41,894)	(51,917)	(122,960)	(167,049)
General and administrative expenses	(18,329)	(17,689)	(61,193)	(70,330)
Research and development expenses	(16,763)	(25,589)	(60,316)	(82,024)
Realignment costs - post acquisition	(919)	—	(919)	—

Operating income	37,396	47,900	155,587	167,038

Other income, net	8,698	516	8,835	3,108
Interest income	2,905	7,258	11,575	20,816
Interest expense	(437)	(470)	(2,900)	(1,390)

Income before income taxes and non-controlling interests	48,562	55,204	173,097	189,572
Provision for income taxes	(7,513)	(8,220)	(17,631)	(22,647)

Net income	41,049	46,984	155,466	166,925
Less: Net income attributable to non-controlling interests	—	(189)	—	(296)

Net income attributable to the Company	41,049	46,795	155,466	166,629

Basic earnings per share	0.36	0.41	1.37	1.45

Diluted earnings per share	0.35	0.40	1.32	1.41

Shares used in the computation of:
Basic earnings per share	114,627,335	115,466,221	113,638,024	115,254,095

Diluted earnings per share	117,957,675	118,365,008	117,581,196	118,449,851

(1)	Financial information is extracted from the audited financial statements included in the Company’s fiscal year 2010 20F.

Exhibit 3

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Three months ended December 31,		Year ended December 31,
	2010	2011	2010	2011
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(Note 1)	(unaudited)
Cash flow from operating activities:
Net income	41,049	46,795	155,466	166,629
Adjustments to reconcile net income to net cash from operating activities	10,235	13,353	39,378	49,825
Changes in current assets and liabilities	15,933	36,287	(47,148)	(24,050)

Net cash generated from operating activities	67,217	96,435	147,696	192,404

Cash flow from investing activities:
Acquisition cost, net of cash acquired	—	—	—	(6,530)
Capital expenditure	(22,172)	(26,207)	(65,915)	(89,938)
(Increase)/decrease in restricted cash	(206)	—	76,347	—
Proceeds from sale of restricted/short term investments	9,027	7,150	100,943	100,274
Increase in short term investments and changes in others investing activities	(83,642)	(70,940)	(298,747)	(262,085)

Net cash used in investing activities	(96,993)	(89,997)	(187,372)	(258,279)

Cash flow from financing activities:
Repayment of bank loans	145	—	(169,066)	—
Proceeds from bank loans	—	—	—	85,399
Dividend paid	—	—	(22,799)	(34,522)
Proceeds from exercise of options	1,005	1,730	11,160	7,121
Stock repurchase	—	(10,160)	—	(10,160)
Net proceeds from secondary public offering	—	—	149,661	—
Cash contribution from non-controlling interest	—	—	—	797

Net cash generated from/(used in) financing activities	1,150	(8,430)	(31,044)	48,635

Net decrease in cash and cash equivalents	(28,626)	(1,992)	(70,720)	(17,240)
Cash and cash equivalents at beginning of period	164,715	124,785	204,228	137,502
Effect of exchange rate changes on cash	1,413	1,518	3,994	4,049

Cash and cash equivalents at end of period	137,502	124,311	137,502	124,311

(1)	Financial information is extracted from the audited financial statements included in the Company’s fiscal year 2010 20F.

Exhibit 4

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(Dollars in thousands, except for share and per share data)

	Three months ended December 31,		Year ended December 31,
	2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	US$	US$	US$	US$
Non-GAAP net income	45,374	51,797	170,944	186,325
Non-GAAP net margin	21.5%	19.6%	24.3%	21.2%
Amortization of acquired intangible assets	(1,742)	(1,931)	(7,487)	(7,255)
Deferred tax impact related to acquired intangible assets	34	87	208	189
Realignment costs - post acquisition	(919)	—	(919)	—
Legal fees	—	—	—	(262)
Share-based compensation	(1,698)	(3,158)	(7,280)	(12,368)

GAAP net income	41,049	46,795	155,466	166,629
GAAP net margin	19.5%	17.7%	22.1%	18.9%

Non-GAAP basic earnings per share	0.40	0.45	1.50	1.62
Non-GAAP diluted earnings per share	0.38	0.44	1.45	1.57

GAAP basic earnings per share	0.36	0.41	1.37	1.45
GAAP diluted earnings per share	0.35	0.40	1.32	1.41

Shares used in computation of:
Basic earnings per share	114,627,335	115,466,221	113,638,024	115,254,095

Diluted earnings per share	117,957,675	118,365,008	117,581,196	118,449,851

Non-GAAP operating income	41,755	52,989	171,273	186,923
Non-GAAP operating margin	19.8%	20.1%	24.3%	21.2%
Amortization of acquired intangible assets	(1,742)	(1,931)	(7,487)	(7,255)
Realignment costs - post acquisition	(919)	—	(919)	—
Legal fees	—	—	—	(262)
Share-based compensation	(1,698)	(3,158)	(7,280)	(12,368)

GAAP operating income	37,396	47,900	155,587	167,038
GAAP operating margin	17.7%	18.1%	22.1%	19.0%

Non-GAAP gross profit	116,497	144,503	406,302	491,870
Non-GAAP gross margin	55.2%	54.7%	57.7%	55.8%
Amortization of acquired intangible assets	(1,122)	(1,219)	(5,007)	(4,667)
Share-based compensation	(74)	(189)	(320)	(762)

GAAP gross profit	115,301	143,095	400,975	486,441
GAAP gross margin	54.7%	54.2%	56.9%	55.2%

Non-GAAP selling expenses	(40,565)	(50,249)	(117,911)	(160,032)
Non-GAAP as % of total revenues	19.2%	19.0%	16.7%	18.2%
Amortization of acquired intangible assets	(620)	(712)	(2,480)	(2,588)
Share-based compensation	(709)	(956)	(2,569)	(4,429)

GAAP selling expenses	(41,894)	(51,917)	(122,960)	(167,049)
GAAP as % of total revenues	19.9%	19.7%	17.5%	19.0%

Non-GAAP general and administrative expenses	(17,994)	(16,734)	(59,602)	(66,950)
Non-GAAP as % of total revenues	8.5%	6.3%	8.5%	7.6%
Realignment costs - post acquisition	(919)	—	(919)	—
Legal fees	—	—	—	(262)
Share-based compensation	(335)	(955)	(1,591)	(3,118)

GAAP general and administrative expenses	(19,248)	(17,689)	(62,112)	(70,330)
GAAP as % of total revenues	9.1%	6.7%	8.8%	8.0%

Non-GAAP research and development expenses	(16,183)	(24,531)	(57,516)	(77,965)
Non-GAAP as % of total revenues	7.7%	9.3%	8.2%	8.9%
Share-based compensation	(580)	(1,058)	(2,800)	(4,059)

GAAP research and development expenses	(16,763)	(25,589)	(60,316)	(82,024)
GAAP as % of total revenues	7.9%	9.7%	8.6%	9.3%

Exhibit 5

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION

(Dollars in thousands)

	Three months ended December 31,		Year ended December 31,
	2010	2011	2010	2011
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income	41,049	46,795	155,466	166,629
Interest income	(2,905)	(7,258)	(11,575)	(20,816)
Interest expense	437	470	2,900	1,390
Provision for income taxes	7,513	8,220	17,631	22,647

Earnings before interest and taxes (“EBIT”)	46,094	48,227	164,422	169,850
Depreciation	4,636	6,367	18,775	23,216
Amortization	2,584	3,019	8,886	10,661

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”)	53,314	57,613	192,083	203,727